1880 S. Dairy Ashford, Suite 300 | Houston, TX 77077 281.674.0100 tel | 281.674.0101 fax | rig.net

January 18, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn: Larry Spirgel

Re:	RigNet, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 8, 2012

Form 10-Q for the quarter ended September 30, 2012

Filed November 8, 2012

Form 8-K filed November 8, 2012

File No. 001-35003

Ladies and Gentlemen:

By letter dated December 20, 2012, RigNet, Inc. (“RigNet”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) relating to the above referenced Forms 10-K, 10-Q and 8-K (the “Comment Letter”).

RigNet’s responses to the comments are below. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by RigNet’s responses to those comments.

Form 10-K for the Year Ended December 31, 2011

Item 6. Selected Financial Data, page 27

Non-GAAP Financial Measures, page 28

1.	Although you define (consolidated) Gross Profit, you do not present, on page 29 or elsewhere in the filing, a reconciliation to its most comparable consolidated GAAP measure. Additionally, since you also report segment Gross Profit as a non-GAAP measure, please include herein a reconciliation to segment net income (loss), its most comparable GAAP measure as reported on page F-25. Refer to Item 10(e) of Regulation S-K.

Response: With regard to Gross Profit, we believe that operating income (loss) is the most comparable GAAP measure. In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, we propose to revise the table presenting Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data and Other Non-GAAP Measures on page 27 to present Gross Profit beneath cost of revenue (excluding depreciation and amortization). We believe that, with this revision, the table will clearly reconcile Gross Profit to operating income (loss).

always connected

Securities and Exchange Commission

January 18, 2013

Had these revisions been included in our Form 10-K for the fiscal year ended December 31, 2011 the table on page 27 would have been presented as follows:

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except per share amounts)
Consolidated Statements of Income (Loss) and Comprehensive
Income (Loss) Data and Other Non-GAAP Measures:
Revenue	$109,355	$92,921	$80,936	$89,909	$67,164
Cost of revenue (excluding depreciation and amortization)	48,645	42,479	35,165	39,294	29,747

Gross Profit (non-GAAP measure)	60,710	50,442	45,771	50,615	37,417
Depreciation and amortization	14,584	14,983	12,554	10,519	9,451
Impairment of goodwill	—	—	2,898	—	—
Selling and marketing	2,276	2,103	2,187	2,605	2,405
General and administrative	26,960	20,756	16,444	21,277	20,338

Operating income	16,890	12,600	11,688	16,214	5,223
Interest expense	(1,249)	(1,618)	(5,146)	(2,464)	(5,497)
Other income (expense), net	613	(399)	304	27	(63)
Change in fair value of preferred stock derivatives	—	(17,190)	(21,009)	2,461	(1,156)

Income (loss) before income taxes	16,254	(6,607)	(14,163)	16,238	(1,493)
Income tax expense	(6,502)	(8,669)	(5,457)	(5,882)	(628)

Net income (loss)	9,752	(15,276)	(19,620)	10,356	(2,121)
Less: Net income (loss) attributable to:
Non-redeemable, non-controlling interest	234	292	292	235	167
Redeemable, non-controlling interest	—	25	10	1,715	971

Net income (loss) attributable to RigNet, Inc. stockholders	$9,518	$(15,593)	$(19,922)	$8,406	$(3,259)

Net income (loss) attributable to RigNet, Inc. common stockholders	$9,518	$(18,807)	$(22,118)	$(4,190)	$(3,931)

Net income (loss) per share attributable to RigNet, Inc. common stockholders:
Basic	$0.62	$(3.38)	$(4.16)	$(0.79)	$(0.74)

Diluted	$0.57	$(3.38)	$(4.16)	$(0.79)	$(0.74)

Weighted average shares outstanding:
Basic	15,387	5,571	5,312	5,301	5,279

Diluted	16,814	5,571	5,312	5,301	5,279

Adjusted EBITDA (non-GAAP measure)	$33,456	$29,740	$29,093	$30,409	$17,536

Securities and Exchange Commission

January 18, 2013

We will make similar revisions to the table within Item 7. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations under Results of Operations on page 34. Had these revisions been included in our Form 10-K for the fiscal year ended December 31, 2011 the table on page 34 would have been presented as follows:

				Percentage Change
	Year Ended December 31,			2010 to	2009 to
	2011	2010	2009	2011	2010
	(in thousands, except percentages)
Revenue	$109,355	$92,921	$80,936	17.7%	14.8%
Cost of revenue (excluding depreciation and amortization)	48,645	42,479	35,165	14.5%	20.8%

Gross Profit (non-GAAP measure)	60,710	50,442	45,771	20.4%	10.2%
Depreciation and amortization	14,584	14,983	12,554	(2.7)%	19.3%
Impairment of goodwill	—	—	2,898	—%	(100.0)%
Selling and marketing	2,276	2,103	2,187	8.2%	(3.8)%
General and administrative	26,960	20,756	16,444	29.9%	26.2%

Operating income	16,890	12,600	11,688	34.0%	7.8%
Other income (expense), net	(636)	(19,207)	(25,851)	(96.7)%	(25.7)%

Income (loss) before income taxes	16,254	(6,607)	(14,163)	(346.0)%	(53.4)%
Income tax expense	(6,502)	(8,669)	(5,457)	(25.0)%	58.9%

Net income (loss)	9,752	(15,276)	(19,620)	163.8%	(22.1)%
Less: Net income (loss) attributable to non-controlling interests	234	317	302	(26.2)%	5.0%

Net income (loss) attributable to RigNet, Inc. stockholders	$9,518	$(15,593)	$(19,922)	161.0%	(21.7)%

Adjusted EBITDA (non-GAAP measure)	$33,456	$29,740	$29,093	12.5%	2.2%

We report segment Gross Profit as a non-GAAP measure within Item 7. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations under Results of Operations on page 35. Therein, we present a reconciliation of Gross Profit to operating income (loss) for each segment. Based on changes proposed to our segment footnote, in our response to comment three below, we believe that operating income (loss) is the most appropriate GAAP measure of segment profit or loss. Please refer to our response to comment three below.

Securities and Exchange Commission

January 18, 2013

Item 7. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Executive Overview, page 29

2.	Please discuss hereunder why your international segment operations appear to be more profitable than your US (domestic) operations. It appears to us that they have similar operations.

Response: Per our phone conversation on January 3, 2013, RigNet was asked to explain the varying results between the United States versus Foreign pretax book income as reflected in the table under Note 15 – Income Taxes of the 2011 Form 10-K (see page F-26). Please see below our response.

Our foreign operations pretax results are predominately in the Eastern Hemisphere and have historically reflected more pretax profit than the United States (domestic) operations. Our foreign operations earn the majority of our consolidated revenue as a result of number of rigs being served and mix of rig types. The majority of revenue from our foreign operations is recognized by providing managed services on deepwater rigs which is more profitable and less volatile than our domestic operations which principally consist of providing managed services on shallow water and land rigs. This revenue mix and the sheer volume of revenue drive the increased pretax profitability of our foreign operations compared to our domestic operations.

In addition, our domestic operations pretax results also bear all the public company costs, United States regulatory costs and financing charges.

In summary, although the foreign and domestic operations are similar, the sheer volume of revenue, the revenue mix and the general, administrative and financing cost are very distinct thus creating considerable differences in the overall pretax profitability.

Results of Operations, page 35

3.	We note in your segment footnote on page F-25 that you present net income (loss) as a measure of operating performance for each of your segments. Please present and discuss these measures hereunder. Furthermore, discuss why you are also presenting segment operating income and how investors should use such measures to evaluate each of your segments’ operating performance.

Response: In light of the staff’s comments, and in contemplation of our upcoming 10-K filing, which will include our recent acquisition of Nessco Group Holdings Ltd., we have given further consideration to the measure of profitability that our chief operating decision maker (“CODM”) is currently utilizing in assessing performance and allocating resources at the reportable segment level. In accordance with ASC 280-10-50-22, we intend to disclose operating income (loss) as the measure of profit or loss for each segment within the segment footnote, beginning with our December 31, 2012 Annual Report on Form 10-K.

Securities and Exchange Commission

January 18, 2013

Below is an example of how we plan to present segment data within our segment footnote, beginning with our December 31, 2012 Annual Report on Form 10-K. We use 2011 data below as an example.

	Eastern	Western		Corporate and	Consolidated
	Hemisphere	Hemisphere	U.S. Land	Eliminations	Total
	(in thousands)
2011
Revenue	$68,155	$22,173	$19,344	$(317)	$109,355
Cost of revenue (excluding depreciation and amortization)	25,503	10,550	9,934	2,658	48,645
Depreciation and amortization	8,020	4,890	1,853	(179)	14,584
Selling, general and administrative	8,970	4,085	3,809	12,372	29,236

Operating income (loss)	$25,662	$2,648	$3,748	$(15,168)	$16,890

Total assets	67,348	58,984	27,349	(12,760)	140,921
Capital expenditures	9,015	8,314	2,191	247	19,767

Additionally, we will provide further discussion of this measure within our period-over-period analysis as to how Management uses this measure to evaluate both consolidated and segment operating performance.

4.	Please also refer to each segment’s operating income reported herein as non-GAAP and reconcile each to its respective comparable GAAP measure as reported for each segment on page F-25.

Securities and Exchange Commission

January 18, 2013

Response: As discussed in our response to comment three above, we are proposing to present operating income for each segment within our segment footnote on page F-25. Segment operating income, as presented on page 35, is computed consistently with consolidated operating income presented on page 34 and the audited Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) on page F-4. Additionally, segment operating income presented on page 35 agrees to the proposed segment disclosures in our footnotes on F-25 discussed in our response to comment three above. Therefore, we do not believe that segment operating income (loss) should be referred to as a “non-GAAP measure”.

Evaluation of Disclosure Controls and Procedures, page 41

5.	Please revise to affirmatively state, if true, that as of December 31, 2011, you concluded that disclosure controls and procedures were effective.

Response: We affirm that our language used in the Item 9 disclosure “Based on the evaluation of our disclosure controls and procedures as of December 31, 2011, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported, within the time periods specified by the SEC’s rules and forms” was meant to communicate that our disclosure controls and procedures were effective at the reasonable assurance level.

In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, we will affirmatively state, if true, that we concluded disclosure controls were effective at the reasonable assurance level.

Note 14 – Segment Information, page F-25

6.	Please disclose your domestic and international long-lived assets or tell us why such disclosure is not required. Refer to ASC 280-10-50-41.

Response: We do not disclose domestic and international long-lived assets as approximately 85% of our long-lived assets represent mobile rig-based equipment which frequently transition between geographic regions. As such, it is impractical to present long-lived assets by geographic location.

Securities and Exchange Commission

January 18, 2013

In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, the Company will disclose this within our segment footnote as follows:

The majority of the Company’s long-lived assets represent mobile rig-based equipment which frequently transition between geographic regions. As such, it is impractical to present long-lived assets by geographic location.

Form 10-Q for the Quarter Ended September 30, 2012

Our Operations, page 19

7.	Please revise your presentation of non-GAAP measures to comply with our foregoing comments one, three, and four in future filings.

Response: Please refer to our responses to comments one, three and four above. We will include all additional disclosures discussed therein to future quarterly filings beginning with our Form 10-Q for the three months ended March 31, 2013, as applicable.

Form 8-K filed November 8, 2012

Exhibit 99

8.	Please revise your presentation of non-GAAP measures, including Adjusted EBITDA by segment, to comply with our foregoing comments one, three, and four in future filings.

Response: Please refer to our responses to comments one, three and four above. Beginning with our Form 8-K for the release of fourth quarter and annual 2012 results, we will make similar revisions to the table presenting Unaudited Consolidated Statements of Income Data and Unaudited Non-GAAP Data.

Additionally, beginning with our Form 8-K for the release of fourth quarter and annual 2012 results, we plan to no longer present Adjusted EBITDA or Adjusted EBITDA Margin by segment. As discussed in our response to comment three above, we believe operating income (loss) is the most appropriate measure of segment profit or loss.

* * * * *

Securities and Exchange Commission

January 18, 2013

As requested in the Comment Letter, RigNet hereby acknowledges that:

•	RigNet is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RigNet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or desires additional information or clarification, he or she should contact the undersigned at 281-674-0100.

Very truly yours,

RIGNET, INC.

/s/ MARTIN JIMMERSON

Martin Jimmerson

Chief Financial Officer

cc:    Kathryn Jacobson (Securities and Exchange Commission)

Dean Suehiro (Securities and Exchange Commission)

Jonathan Groff (Securities and Exchange Commission)